





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKHILL ADVISORS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 McKinney Ave., Suite 200
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lance Gurley
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

1400 West 7th Street, Suite 400	Ft. Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lance Gurley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKHILL ADVISORS, L.P., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CEO
Title

Notary Public

CHELSEA DANIELLE MOCIO
Notary Public, State of Texas
My Commission Expires
August 21, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKHILL ADVISORS, LP

REPORT PURSUANT TO RULE 17a-5(d)

SEC ID NO. 8-53544

(With Report of Independent Registered Public Accounting Firm)

Year Ended December 31, 2017

BLACKHILL ADVISORS, LP

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Partners of
Blackhill Advisors, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blackhill Advisors, LP (the "Company") as of December 31, 2017, the related statements of operations, changes in partners' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and cash flows for the year then ended, in conformity of with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

1

In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Certified Public Accountants

Whitley Penn LLP

We have served as the Company's auditor since 2016.

Dallas, Texas
February 20, 2018

BLACKHILL ADVISORS, LP

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

ASSETS

Cash	$	116,484
Prepaid expenses and other assets		1,170
TOTAL ASSETS	**$**	**117,654**

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	102,625
Commitments and Contingencies		
Total Liabilities		102,625
Partners' equity		15,029
TOTAL LIABILITIES & PARTNERS' EQUITY	**$**	**117,654**

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:		
Advisory Fees	$	32,530
Expenses:		
Consulting fees		14,844
Occupancy		50,400
Professional fees		53,907
Other operating expenses		40,019
Total Expenses		159,170
Net loss before taxes		(126,640)
Net Loss	$	**(126,640)**

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	General Partner	Limited Partner	Total
Balance, December 31, 2016	$ 169,718	$ (28,049)	$ 141,669
Contributions	-	-	-
Net Loss	(1,266)	(125,374)	(126,640)
Balance, December 31, 2017	$ 168,452	$ (153,423)	$ 15,029

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(126,640)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Decrease in prepaid expenses and other assets		2,013
Increase in accounts payable and accrued expenses		77,855
Net cash used in operating activities		(46,772)
Net decrease in cash		(46,772)
Cash at beginning of year		163,256
Cash at end of year	$	**116,484**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Organization and Description of Business:

Blackhill Advisors, LP (the "Partnership") was organized on August 1, 2000 as a Texas limited partnership. The Partnership agreement provides that the Partnership will continue until dissolution and termination of the Partnership in accordance with the provisions of the Partnership Agreement.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC").

The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) (the Customer Protection Rule) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

Basis of Accounting:

The accounting and reporting policies of the Partnership conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The Partnership reports the results of its operations and its financial condition using the accrual basis of accounting.

Management Estimates:

The preparation of financial statements in conformity with account principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2017, the Partnership had no such investments. The Partnership maintains its operating cash at a financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Partnership has not experienced any losses related to amount in excess of FDIC limits.

NOTE 1 – Summary of Significant Accounting Policies (Cont.)

Income Taxes:

No provision for Federal income taxes is required since the partners report their proportionate share of Partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionally allocated to the partners based upon their ownership interests.

The state of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of (a) 70% of revenue or (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is accounted for as an income tax for financial statement purposes.

Even an income tax provision of zero constitutes a tax position as defined by the Financial Accounting Standards Board ("FASB"). Authoritative guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year.

A reconciliation is not provided herein, as the beginning and ending amounts of unrecognized benefits are zero, with no interim additions, reductions or settlements. However, the conclusions regarding this matter will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

The Company identified no material uncertain income tax positions in accordance with FASB ASC, No. 741-10, *Accounting for Uncertainty in Income Taxes.* If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2017, and does not have a balance of accrued interest and penalties as of December 31, 2017.

The Partnership's federal and state income tax returns are subject to examination by taxing authorities over various statutes of limitations generally three to five years from the date of filing.

Fair Value of Financial Instruments:

Substantially all of the Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Allocation of Income and Loss:

Except for certain events provided for the Partnership agreement, income or loss of the Partnership is generally allocated 99% to the limited partner and 1% to the general partner.

Management Powers:

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Limited Liability:

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Revenue Recognition:

Revenues consist of advisory fees earned by the Partnership for services provided throughout the year.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital may fluctuate on a daily basis. As of December 31, 2017, the Partnership has a net capital of approximately $13,859 and net capital requirements of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 7.40 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 – Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provision of (SEC) Rule 15c3-3(k)(2)(i).

NOTE 4 – Related Party Transactions

The Partnership incurred expenses for office, rent, technology and administrative expenses of $75,188 during 2017 which are payable to related entities.

NOTE 5 – Major Customers

During 2017, the Partnership did earn $32,530 in advisory fees. 100% of total revenue for the year ended December 31, 2017 was earned from one client.

NOTE 6 – Credit Risk

At December 31, 2017, and at various times throughout the year, the Partnership may have had cash balances in excess of federally insured limits. The Partnership maintains its operating cash at a financial institution. At times, the amount on the deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

NOTE 7 – Expense Sharing Arrangement

The Partnership is part of an expense sharing agreement with Blackhill Partners, LLC such that certain general and administrative expenses are allocated to the Partnership primarily based on the proportion of space occupied and resources utilized. All appropriate allocations have been made as of December 31, 2017 and are included in the accompanying statement of operations.

NOTE 8 – Recent Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") Principal versus Agent Considerations (Reporting Revenue Gross versus Net as a Supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. The amendment is effective for fiscal years beginning after December 15, 2017. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party. An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Partnership plans to adopt this standard in accordance with the standards. The Partnership does not expect the adoption of ASU 2016-08 to have a material impact on the Partnership's results of operations or financial condition.

In April 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance. The Partnership plans to adopt this standard in accordance with the standards. The Partnership does not expect the adoption of ASU 2016-10 to have a material impact on the Partnership's results of operations or financial condition.

NOTE 8 – Recent Accounting Pronouncements (continued)

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Narrow-Scope Improvements and Practical Expedients as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients. The Partnership plans to adopt this standard in accordance with the standards. The Partnership does not expect the adoption of ASU 2016-10 to have a material impact on the Partnership's results of operations or financial condition. The amendment is effective for fiscal years beginning after December 15, 2017.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Partnership plans to adopt this standard in accordance with the standards. The Partnership does not expect the adoption of ASU 2016-15 to have a material impact on the Partnership's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Partnership plans to adopt this standard in accordance with the standards. The Partnership does not expect the adoption of ASU 2016-18 to have a material impact on the Partnership's results of operations or financial condition.

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Partnership plans to adopt this standard in accordance with the standards. The Partnership does not expect the adoption of ASU 2016-20 to have a material impact on the Partnership's results of operations or financial condition.

SUPPLEMENTAL INFORMATION

PURSUANT OF RULE 17a-5 OF THE

SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

BLACKHILL ADVISORS, LP
Computation of Net Captial Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total partners' equity qualified for net capital	$	15,029
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		15,029
Deductions and/or charges:		
Non-allowable assets		
Prepaid expenses and other assets		(1,170)
Net Capital	$	13,859

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses		102,625
Total aggregate idebtedness	$	102,625

Schedule I (continued)

BLACKHILL ADVISORS, LP
Computation of Net Captial Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness	$	6,842
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	7,017
Ratio: Aggregate indebtedness to net capital		7.40 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences exist between the net capital computation above and the computation included in the corresponding unaudited FOCUS Report, Form X-17A-5, Part II for December 31, 2017 as filed on January 8, 2018.

BLACKHILL ADVISORS, LP
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

Statement Regarding Changes in Liabilities subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Partnership is exempt from filing the SIPC Supplemental Report as net operating revenues are less than $500,000.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REVIEW OF EXEMPTION REPORT



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Partners of
Blackhill Advisors, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Blackhill Advisors, LP (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whitley Penn LLP

Dallas, Texas
February 20, 2018

 BLACKHILL

Blackhill Advisors, LP
2021 McKinney Avenue
Suite 200
Dallas, Texas 75201
Telephone: 214.382.3750
Facsimile: 214.382.3755

MANAGEMENT'S EXEMPTION REPORT

Blackhill Advisors, LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Partnership met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the period January 1, 2017 to December 31, 2017 without exception.

BLACKHILL ADVISORS, LP

I, Lance Gurley swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____
       CCO

February 9, 2018